SEC FILE NUMBER
                                                                  0-8952

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                               CUSIP NUMBER

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N SAR

                  For Period Ended: September 30, 1997
                                    ___________________________________________
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant
Former Name if Applicable

SB Partners
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Address of Principal Executive Office (Street and Number)

666 Fifth Avenue
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City, State and Zip Code

New York, New York 10103
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b - 25(b), the following should be completed.  (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/    (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

654773.1

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-RSB, 20F, 11-K, 10-Q and Form 10-QSB, N- SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                                                 (Attach Extra Sheets if Needed)



The registrant was unable to file its Form 10-Q on the prescribed due date without unreasonable effort and expense for the following reasons:

      (a) The Registrant's management anticipates significant changes in the Registrant's portfolio of real estate that will affect the Registrant's continuing operations.

      (b) Recent significant developments relating to the impending changes in the Registrant's real estate portfolio are expected to necessitate certain additional disclosure with regard to the same in the Form 10-Q. Significant time and attention of the Registrant's management have been devoted to assessing the disclosure required to be made with regard to the foregoing in Form 10-Q.

PART IV -- OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification

        George N. Tietjen                             (212) 408-2900
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             (Name)                           (Area Code)     (Telephone Number)


    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     /X/  Yes          / /  No

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    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     /X/  Yes          / /  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Registrant expects to report a net loss for the three months and nine months period ended September 30, 1997 of $178,447 and $617,981, respectively, as compared to the net income reported for the comparable periods ended September 30, 1996 of $2,995,824 and $5,433,634, respectively. The foregoing changes in results of operations are substantially attributable to the dispositions of operating properties during 1996 which distributions resulted in extraordinary gains of $2,995,438 and $5,433,634 during the three months and nine months period ended September 30, 1996, respectively.
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654773.1

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                                   SB Partners
                           --------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1997                        By:______________________________
                                                  George N. Tietjen
                                                  Vice-President and Controller
                                                  (Principal Accounting Officer)

654773.1